Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax

Matthew Barsamian Partner

Matthew.Barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

March 20, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Megan F. Miller

Re:	Carlyle Credit Income Fund (File No. 811-22554)

Dear Ms. Miller:

On behalf of Carlyle Credit Income Fund (the “Fund”), we hereby respond to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephone call on February 18, 2026 between Megan F. Miller, of the Staff, and Matthew Barsamian and Katherine Pino of Dechert LLP, counsel to the Fund, regarding (i) the Fund’s Annual Report on Form N-CSR for the fiscal year ended September 30, 2025 (File No. 811-22554), filed with the SEC on November 18, 2025 (the “Annual Report”). For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Fund’s response.

1.

Comment: Assets and liabilities that are not measured at fair value but are presented at an amount that approximates fair value should include the level in which the investment would be classified in the fair value hierarchy. Please include this disclosure, as required per ASC 825-10-50-10 on a prospective basis.

Response: The Fund respectfully acknowledges the Staff’s comment and supplementally confirms that it will include all disclosures as required per ASC 825-10-50-10 in future reports.

2.

Comment: The Staff notes that the total return is shown in the financial highlights for both the market price and the net asset value (“NAV”). Going forward, please include a footnote for the total return that explains the differences between the calculations for the market price and the net asset value. Please refer to Form N-2, Item 4, Instructions 13 and 14.

March 20, 2026 Page 2

Response: The Fund respectfully acknowledges the Staff’s comment and confirms that, going forward, the Fund will distinguish Total Return based on NAV and Total Return based on market price and provide an explanatory footnote in future filings on Form N-CSR.

3.	Comment: The Staff notes that, in the EDGAR filing of the Fund’s Annual Report, the footnote numbers to the Fees and Expenses table are missing.

Response: The Fund respectfully acknowledges the Staff’s comment and notes that the version of the Annual Report that was transmitted to shareholders and made available to investors on the Fund’s website accurately renders the footnote numbers. The missing footnote numbers in the EDGAR filing appear to be the result of a technical issue relating to the Fund’s filing on Form N-CSR. The Fund observes that, while the numbers adjacent to each footnote did not render properly on EDGAR, the content of each footnote is accurate and aligns with what is contained in the Annual Report. The Fund supplementally confirms that it will take steps to ensure that the footnote numbers are rendered properly in future EDGAR filings.

4.	Comment: The Staff notes that the Fund’s website is not updated in certain areas. For example, the Fund’s tax information is only updated through 2022. Please consider updating.

Response: The Fund respectfully acknowledges the Staff’s comment and confirms that it has audited the Fund’s website in light of tax-related and other disclosure requirements and is in the process of making changes to conform with those requirements, including the removal of certain outdated information.

a.

In addition, please consider adding additional disclosure in marketing and other materials published on the Fund’s website that references distribution rates to the extent such rates include a significant return of capital.

Response: The Fund respectfully acknowledges the Staff’s comment and supplementally confirms that it will include additional disclosure in the Fund’s marketing and other materials that references the Fund’s distribution rates to the extent such rates include a significant return of capital.

March 20, 2026 Page 3

5.

Comment: The Staff notes that the average dollar amount of borrowing and average interest rate was disclosed for the line of credit but not included for the preferred shares, and is not disclosed in aggregate across the Fund. Please update in future filings to also include the aggregate disclosure as required by Regulation S-X 6-07.3.

Response: The Fund respectfully acknowledges the Staff’s comment and supplementally confirms that it will include the aggregate disclosure as required by Regulation S-X 6-07.3 in its future reports.

* * * * * * *

If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact the undersigned by telephone at (202) 261-3392 (or by email at matthew.barsamian@dechert.com).

Sincerely,

/s/ Matthew Barsamian

Matthew Barsamian

cc:	Jennifer Juste, Carlyle Credit Income Fund